Exhibit 8

SHAREHOLDERS AGREEMENT

This SHAREHOLDERS AGREEMENT (this “Agreement”) is made and entered into as of December 31, 2013 by and among ChinaEdu Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdings”) and each person who shall become a shareholder of Holdings (each, a “Shareholder” and collectively, the “Shareholders”) in connection with the transactions contemplated by the Merger (defined below). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (defined below).

Recitals

WHEREAS, the Shareholders have entered into a Consortium Agreement, dated August 16, 2013, as amended on December 5, 2013 (the “Consortium Agreement”), pursuant to which the Rollover Shareholders formed a consortium (the “Consortium”) to undertake a transaction to acquire the Company;

WHEREAS, concurrently herewith, Holdings, ChinaEdu Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Holdings (“Merger Sub”) and ChinaEdu Corporation, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Company”) are entering into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”);

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement, the Shareholders, pursuant to the Contribution Agreement, shall contribute some or all of their respective Shares to Holdings in exchange for newly issued shares of Holdings, par value $0.001 per share (the “Holdings Shares”); and

WHEREAS, Holdings and the Shareholders desire to enter into this Agreement to govern certain rights and obligations of Holdings and the Shareholders with respect to the governance of the Applicable Companies (as defined below) and the Holdings Shares immediately following the Closing.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Holdings and the Shareholders hereby agree as follows:

SECTION 1.  BOARD OF DIRECTORS.

1.1           Promptly following the Closing, McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill”) shall have the right to designate one or more directors (rounded to the nearest whole number) (each a “McGraw-Hill Director” and collectively, the “McGraw-Hill Directors”) to the board of directors of each of Holdings and the Surviving Company (each an “Applicable Company” and collectively, the “Applicable Companies”), and, in each case, each committee thereof, if any, as is proportionate to McGraw-Hill’s equity ownership in Holdings.   Following the Closing, the Applicable Companies shall use their best efforts to prohibit any of their direct or indirect subsidiaries from taking any action that is or is reasonably likely to be material to the Applicable Companies without the prior approval of the board of directors of the Applicable Companies.

1.

1.2           McGraw-Hill may at any time, with or without cause, remove any McGraw Director.  Unless McGraw-Hill has otherwise requested in writing, no other Shareholder shall take any action to cause the removal of any McGraw-Hill Director by delivering written notice.

1.3           In the event that at any time after the effectiveness of this Agreement the number of McGraw-Hill Directors differs from the number that McGraw-Hill has the right to designate, (i) if the number of McGraw-Hill Directors exceeds the appropriate number (as determined pursuant to Section 1.1), McGraw-Hill shall promptly take all appropriate action to cause to resign that number of McGraw-Hill Directors as is required to make the remaining number of McGraw-Hill Directors conform to the provisions of this Agreement or (ii) if the number of McGraw-Hill Directors is less than the appropriate number, Holdings and the other Shareholders shall take, or shall cause to be taken, all necessary action to create sufficient vacancies on the board of directors of the Applicable Company to permit McGraw-Hill to designate the full number of McGraw-Hill Directors which it is entitled to designate pursuant to the provisions of this Agreement.

1.4           In the event a vacancy occurs on the board of directors of an Applicable Company as a result of the retirement, removal, resignation or death of a McGraw-Hill Director, such vacancy shall be filled by a person designated by McGraw-Hill.  The Shareholders agree to vote their respective Holdings Shares for the election of any person so designated to fill a vacancy on the board of directors of Holdings, and Holdings agrees to take, or to cause to be taken, all action necessary to appoint, elect, ratify and confirm such replacement or successor as a director to the board of directors of the Applicable Company.  Any McGraw-Hill Director designated pursuant to this Section 1.4 shall serve until the next annual election of the board of directors of such Applicable Company, unless otherwise removed by McGraw-Hill pursuant to Section 1.2.

1.5           Each Shareholder agrees to vote all of its Holdings Shares, and Holdings agrees to take all necessary measures, in order to carry out the agreements set forth in this Section 1, including, but not limited to, amending the Applicable Company’s constituent documents to be consistent with the terms of this Agreement, and to prevent any action by Holdings’ Shareholders or any Applicable Company that is inconsistent with such agreements, until the termination of this Agreement in accordance with its terms.

SECTION 2.EQUIITY INCENTIVE PLAN. Holdings Options and Holdings RSUs shall be governed by an equity incentive plan of Holdings to be adopted as soon as reasonably practicable following the Closing Date (the “Holdings Plan”). The Holdings Plan shall contain substantially the same terms, including the number of Holdings Options and Holdings RSUs available for issuance, as those provided under the Company’s 2010 Equity Incentive Plan currently in effect.

SECTION 3.  MISCELLANEOUS.

3.1           Governing Law; Jurisdiction and Venue. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or other conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

2.

Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or his, her or its affiliates against any other party or his, her or its affiliates shall be brought and determined in the courts of the State of New York sitting in the County of New York or the federal courts of the United States of America sitting in the Southern District of New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for himself, herself or itself and with respect to his, her or its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that he, she or it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (ii) that he, she or it or his, her or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

3.2           Waiver of Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

3.3           Assignment and Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void[; provided, however, that McGraw-Hill may shall be permitted to assign this Agreement and its rights interests and obligations hereunder to any of its Affiliates to which McGraw-Hill transfers all of its Holding Shares. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

3.4           Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

3.

3.5           Termination. This Agreement, and the obligations of Holdings and the Shareholders hereunder, shall only terminate:

(a)           immediately, and without further action from any party hereto, upon the valid termination of the Merger Agreement in accordance with Article VIII thereof;

(b)           immediately, without any action on the part of any party hereto, with respect to McGraw-Hill, in the event that McGraw-Hill withdraws from the Consortium in accordance with the Consortium Agreement; or

(c)           by virtue of a written agreement to that effect, signed by all parties hereto or all parties then possessing any rights hereunder.

3.6           Severability.  In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.7           Amendment and Waiver. Except as otherwise expressly provided, this Agreement may be amended or modified, and the obligations of Holdings and the Shareholders under this Agreement may be waived, only upon the written consent of Holdings and each Shareholder.

3.8           Delays or Omissions.  It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under the Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement, by law, or otherwise afforded to any party, shall be cumulative and not alternative.

3.9           Notices.  All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt.  All communications shall be sent to the party to be notified at the address contained on the books and records of the Holdings or at such other address as such party may designate by ten (10) days advance written notice to the other parties hereto.

4.

3.10           Titles and Subtitles.  The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

3.11           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

3.12           Pronouns.  All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

5.

IN WITNESS WHEREOF, the parties have caused this Shareholders Agreement to be executed and delivered as of the date first written above.

CHINAEDU HOLDINGS LIMITED

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

/s/ Julia Huang
Julia Huang

/s/ Shawn Ding
Shawn Ding

SOUTH LEAD TECHNOLOGY LIMITED

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

MORAL KNOWN INDUSTRIAL LIMITED

By:	/s/ Shawn Ding
Name:	Shawn Ding
Title:	Director

INTERVISION TECHNOLOGY LTD.

By:	/s/ Julia Huang
Name:	Julia Huang
Title:	Director

LINGYUAN FURONG INVESTMENT MANAGEMENT CO., LTD.

By:	/s/ Wang Fu Shyi
Name:	Wang Fu Shyi
Title:	Director

MLP HOLDINGS LIMITED

By:	/s/ Lucy Li
Name:	Lucy Li
Title:	Director

NEW VALUE TECHNOLOGY LIMITED

By:	/s/ Lucy Li
Name:	Lucy Li
Title:	Director

/s/ Ellen Huang
Ellen Huang and families

/s/ Gegeng Tana
Gegeng Tana

/s/ Mei Yixin
Mei Yixin

/s/ Pan Zhixin
Pan Zhixin

/s/ Guo Young
Guo Young

WEBLEARNING COMPANY LIMITED

By:	/s/
Name:
Title:

MCGRAW-HILL GLOBAL EDUCATION INTERMEDIATE HOLDINGS, LLC

By:	/s/ Patrick Milano
Name:	Patrick Milano
Title:	Executive Vice President